Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

Appendix 4C: Quarterly Cash Flow Report

SYDNEY January 31, 2019 – Benitec Biopharma (ASX: BLT, NADSAQ: BNTC) ("Benitec" or the "Company"), a clinical-stage biotechnology company developing novel genetic medicines via the proprietary DNA-directed RNA interference (ddRNAi) platform combining RNA interference with gene therapy, today announced its Appendix 4C for the quarter ending 31 December 2018.

Highlights:

•	Cash reserves of approximately AUD $25 million
•	January 2019 received approximately AUD $4.1 million cash refund for FY18 under the Australian Federal Government’s Research & Development Tax Incentive Scheme
•	Expanded the Hayward laboratory with key scientific hires, resulting from strong partnership with Axovant Sciences ("Axovant")
•	Benitec reimbursed for all costs associated with Axovant partnered program: AXO-AAV-OPMD

Jerel A. Banks, M.D. Ph.D., Executive Chairman and Chief Executive Officer of Benitec Biopharma, commented on today's news, “We are pleased to report a strong quarter of performance driven by our global licensing agreement with Axovant. Our growth strategy to secure non-dilutive financing ensured that we are well positioned to support current and additional new partnered programs in our pipeline without raising additional funds, as well as to continue to invest in proprietary R&D programs across a range of indications. The Company’s current financial position is strong, allowing us to continue building value for our shareholders through a pipeline of ddRNAi product candidates in several chronic and life-threatening human diseases.”

In the third quarter 2018, Benitec announced that it licensed to Axovant the exclusive global rights to AXO-AAV-OPMD.  The licensing agreement with Axovant continues to produce sustainable, positive impact, providing the Company with greater financial stability.  The partnership has facilitated planned additions to the scientific team, which will focus on gene therapy, drug development and industry leadership experience in Hayward, California.

In addition to AXO-AAV-OPMD, Benitec will collaborate with Axovant on a total of five additional gene therapy products for neurological disorders. The first program for the treatment of two diseases—AXO-AAV-ALS intended for the treatment of amyotrophic lateral sclerosis (ALS), and AXO-AAV-FTD intended for the treatment for frontotemporal dementia (FTD)—were announced on 9 July 2018, and the Company plans to announce additional partnered programs in 2019. Benitec will also announce its own proprietary pipeline program in the first quarter of 2019.

Benitec reported a strong financial position for the quarter, with a current bank balance of approximately AUD $25 million, which includes an approximate AUD $4.1 million cash refund for

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

FY18, under the Federal Government’s R&D Tax Incentive Scheme. The refund relates to the costs of research and development which qualify as eligible R&D expenditure under the Federal Government’s Scheme.

For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com.

Australia Investor Relations	United States Investor Relations
Megan Boston Executive Director Benitec Biopharma Limited Tel: +61 400 195 388 Email: mboston@benitec.com	M Group Strategic Communications Jay Morakis Managing Director Tel: +1 646 859 5951 Email: jmorakis@MGroupSC.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration. The Company is based in Sydney, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in this ASX/Nasdaq announcement are subject to risks and uncertainties relating to the difficulties in Benitec's plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec's product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com